

Mail Stop 3561

March 24, 2011

Via U.S. Mail

Mr. Kexuan Yao, Chief Executive Officer
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

>   **Re: China Armco Metals, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 001-34631**

Dear Mr. Yao:

We have reviewed your response letter dated March 9, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 31
Management's Report on Internal Control over Financial Reporting, page 31

1. We note from your response to our prior comment one that the company's internal personnel has no experience with US GAAP and the company solely relies upon China Direct Investments to prepare the company's US GAAP financial statements. We further note that only one of the founding members of China Direct is a US CPA. In this regard, please provide us with further details on the individuals at China Direct preparing your US GAAP financial statements, including the qualifications of the employees who perform the services for your company and how and why they are qualified to prepare your US GAAP financial statements. We may have further comment upon receipt of your response.

2. Your response to our prior comment one indicates that no accounting staff, including the Chief Accountant and CFO, receive US GAAP instruction on a continuing basis. Given that the CFO must review the US GAAP financial statements prior to sending them to the auditors and audit committee, it is unclear why the company believes continued training in US GAAP is not required for the CFO. Please advise us in detail of the basis for your conclusions.

3. We note your response to our prior comment one and are unclear as to why Mr. Thomson's experience as a chief financial officer, audit committee membership in a number of public companies and as an auditor for Peat Marwick Mitchell & Co. (n/k/a/ KPMG) represent an appropriate understanding of U.S. GAAP given that all of Mr. Thomson's experience with KPMG was in Canada, all of his positions as a CFO were with Canadian and Spanish companies and the majority of his director positions have been with Canadian companies. As originally requested, please describe his qualifications, including the extent of his knowledge of U.S. GAAP. Your response should clearly state why Mr. Thomson is uniquely qualified to review the company's US GAAP financial statements and recommend the inclusion of such financial statements in your annual reports on Form 10-K filed with the commission.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief